EXHIBIT 99.12

Non-Binding Summary of Terms

Key Term	Commentary
Parties	▪ Madryn Asset Management, LP and certain affiliates thereof ("**Madryn**") ▪ HealthQuest Partners II, L.P. and certain affiliates thereof ("**HealthQuest**")
Structure & Mechanics	▪ HealthQuest will sell to Madryn all of its shares of common stock and preferred stock (consisting of Voting Convertible Preferred Stock) of Venus Concept, Inc. (the "**Company**") in exchange for an aggregate purchase price of $755,646.90 (the "**Purchase Price**"). ▪ The Purchase Price will be payable by Madryn in the form of one or more promissory notes (the "**Notes**") issued to HealthQuest in an aggregate principal amount equal to the Purchase Price. • The Notes will accrue interest at a rate of 4% per annum, which shall be paid-in-kind and compounded annually. • The principal balance of the Notes, inclusive of PIK interest, shall be paid by Madryn in a single payment (in the aggregate amount of $850,000.00) on the date that is three years after the closing date (the "**Maturity Date**"). • For the avoidance of doubt, no cash amount will be payable by Madryn to HealthQuest on the closing date or at any time until the Maturity Date. • HealthQuest may not assign the Notes other than to one of HealthQuest's affiliates. ▪ Structure subject to tax diligence and analysis and other terms to be mutually agreed in definitive documentation.

The undersigned have executed and delivered this Non-binding Summary of Terms as of the last date set forth below.

Madryn Asset Management, LP

By: /s/ Avinash Amin
Name: Avinash Amin
Title: Managing Partner
Date: 3/17/2026

HealthQuest Partners II, L.P.
By: HealthQuest Venture Management II, L.L.C., its general partner

By: /s/ Garheng Kong
Name: Garheng Kong
Title: Managing Member
Date: 3/13/2026